Rule 83
FOIA Confidential Treatment Requested
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel: +31 70 377 3120
Fax: +31 70 377 2178
Email: Tim.Morrison@shell.com
Cecilia D. Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
October 9, 2007
     Dear Ms. Blye:
     As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), on behalf of Royal Dutch Shell and its subsidiaries (the “Group”), I am responding to your letter dated August 22, 2007, addressed to Mr. Jeroen van der Veer, the Chief Executive of Royal Dutch Shell.
     Capitalized terms used but not defined herein have the meanings given to such terms in the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 of Royal Dutch Shell (Commission file No. 1-32575) (the “2006 20-F”).
Responses to Comments
Staff Comment:
General —
     We note that you state on pages 29 and 36 of your 20-F that in early 2007 you entered into a service contract with respect to the development of the South Pars fields for the Persian LNG project. We also note that on page 30 you state that you entered into two production sharing contracts, effective from February 2007, for Block 13 and 15 in the south of Syria. Please provide us with an updated analysis of the extent and materiality of your contracts with Iran and Syria, and with an analysis of the materiality of your aggregate contracts with Cuba, Iran Sudan and Syria. Your materiality analysis should address materiality in

Cecilia D. Blye
October 9, 2007
Rule 83
FOIA Confidential Treatment Requested

quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Cuba, Iran , Sudan and Syria. Please also provide the approximate dollar amount, if any paid to the governments of Cuba, Iran, Sudan and/or Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.
     We note, for example reports that the California Public Employees’ Retirement System, the New York State Common Retirement Funds, the New York City Pension Funds, the Illinois State Board of Investment and the North Carolina Retirement System have written to you regarding your contacts with Iran. We also note that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S. —designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens of stocks of companies that do business with U.S. designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. In addition a number of states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Iran and/or Sudan.
     Your materiality analysis should address the potential impact of the investor sentiment evidenced by these and similar actions directed toward companies that do business with Cuba, Iran, Sudan and Syria.
Response:
     As you know, Royal Dutch Shell, plc (RDS) is a global oil and gas company, operating in more than 130 countries. It is incorporated as a public limited company in England and Wales and is a foreign private issuer with securities registered under Section 12(b) of the United States Securities and Exchange Act of 1934. RDS securities are traded on the London Stock Exchange, Euronext Amsterdam N.V., and its American Depository Receipts (“ADRs”) are listed on the New York Stock Exchange.

Cecilia D. Blye
October 9, 2007
Rule 83
FOIA Confidential Treatment Requested

     With regard to our disclosure regarding the Persian LNG project on page 29 and 36 of our Form 20-F for the year ended December 31, 2006 (2006 20-F) that you referenced, the service contract in Iran is immaterial to the Group. The fees generated by the service contract cited were approximately [Redacted] from the beginning of the 2007 until July 30, 2007. Additionally, no final investment decision has been made with respect to this project, nor is a decision expected to be made in the next 12 months.
     With regard to our disclosure on page 30 concerning the two Syrian blocks that you referenced in your letter, to date, our operations concerning such blocks are immaterial to the Group. The venture is in the exploration stage and no production has yet occurred.
     As requested, we have considered the policies of certain investors limiting or prohibiting investments in companies that have investments or operations in countries that are designated by the US government as state sponsors of terrorism. (Please also see our letters to the staff dated November 7, 2006 and February 23, 2007, where we address the Group’s investments and operations in these countries.) Accordingly, after further consideration of the additional factors below, we believe that on both a quantitative and qualitative materiality analysis our investments and operations in Iran, Syria, Sudan and Cuba are immaterial to the Group.
•	the aggregate revenues generated from our investments and operations in Iran, Sudan, Cuba and Syria for 2006 were quantitatively immaterial.
•	RDS has included, in the 2006 20-F as well as prior annual reports, specific disclosure that identifies the countries where the Group has investments or operations. As a result, investors, consumers and analysts are aware that the Group has operations in Iran, Sudan and Syria.
•	the Group has included, in the 2006 20-F as well as in prior filings with the Commission, a specific risk factor on the possible imposition of U.S. government sanctions as a result of the Group’s activities in certain countries.
•	the Group maintains policies and procedures pursuant to which the Group seeks to comply with applicable regulations relating to activities in Cuba, Iran, Sudan and Syria. Among other things, subsidiaries of Royal Dutch Shell conduct training and maintain arrangements designed to ensure that U.S. persons associated with,

Cecilia D. Blye
October 9, 2007
Rule 83
FOIA Confidential Treatment Requested

or part of, the Group are not engaged in activities that violate or would cause members of the Group to violate applicable regulations on dealing with Cuba, Iran, Sudan or Syria. While the Group’s investments in Iran have exceeded the limits specified in U.S. legislation, the Group has considered the implications of those investments in light of the Council of the European Union regulation that prohibits compliance by European companies with that provision.
•	the Group has a minimal presence in Cuba and Sudan, as it has no production or oil reserves in either country.
     As part of our regular year-end 20-F processes, we will review the extent and materiality of the Group’s investments and operations in Iran, Syria, Sudan and Cuba and undertake a quantitative and qualitative materiality analysis in determining the disclosure required by Form 20-F. As of this date, however, other than the limited quantitative analysis discussed above, we have not undertaken a quantitative materiality analysis for our 2007 results of operations in Iran, Syria, Sudan or Cuba.
     In this regard, we respectfully wish to direct the staff’s attention to the interim disclosure requirements for foreign private issuers under applicable US rules. As the staff is aware, at this time RDS is not obliged to provide further disclosure regarding the countries in question, unless such disclosure has been made or is required to made pursuant to the laws of the jurisdiction of its domicile or in which it is incorporated or organized; or unless RDS has filed or is required to file such disclosure with a stock exchange on which its securities are traded and such disclosure was made public by that exchange, or unless RDS has distributed or is required to distribute such disclosure to its security holders. We can confirm, as of the date of this response, no such disclosure has been made or is required to be made.
     In connection with these responses, Royal Dutch Shell acknowledges that (i) Royal Dutch Shell is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Royal Dutch Shell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cecilia D. Blye
October 9, 2007
Rule 83
FOIA Confidential Treatment Requested

If we may be of further assistance, please do not hesitate to call Joe Babits on 011 31 70 377 4215, Bob Deere, on 011 31 70 377 4646 or the undersigned, on 011 31 70 377 3120.
Yours sincerely,
/s/ Tim Morrison
Tim Morrison
Group Controller
Copy:
Donald Delaney
Division of Corporation Finance
U.S. Securities & Exchange Commission
Jack Guggenheim
Division of Corporation Finance
U.S. Securities & Exchange Commission
Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission